UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant's name into English)

c/o Portland House,
Stag Place,
London SW1E 5RS,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐    No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐    No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit I is a press release dated March 5, 2019 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months and year ended December 31, 2018. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months and year ended December 31, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: March 5, 2019	By: /s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I
Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2018
•
LONDON, ENGLAND — March 5, 2019 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2018.

Fourth Quarter 2018 and Full Year Highlights

- Reported operating revenues of $50.0 million for the fourth quarter 2018.  Operating revenues for the year ended December 31, 2018 were $157.1 million. Operating revenues include the Poseidon Containers fleet acquired on November 15, 2018.
- Reported net loss(1) of $72.5 million for the fourth quarter 2018, after a non-cash impairment charge of $71.8 million.  For the year ended December 31, 2018, net loss was $60.4 million.
- Generated $26.6 million of Adjusted EBITDA(2) for the fourth quarter 2018.  Adjusted EBITDA for the year ended December 31, 2018 was $97.2 million.
- Normalized net income (1)(2), excluding costs and charges associated with the strategic combination, the non-cash impairment charge and the premium paid for amortization of our high yield notes, was $1.7 million for the fourth quarter 2018.  Normalized net income was $13.8 million for the year ended December 31, 2018.
- On October 29, 2018, announced the entry into a definitive agreement to merge with Poseidon Containers Holdings LLC and K&T Marine LLC (together, “Poseidon Containers”) in a stock-for-stock transaction, adding 19 containerships to the fleet and representing a total transaction value of over $780 million on an asset value basis, to create a leading containership charter owner focused on mid-sized and smaller vessels (the “Poseidon Transaction”). The Poseidon Transaction was completed on November 15, 2018. The combined company has a fleet of 38 vessels with a total capacity of 198,793 TEU, an average fleet age weighted by TEU capacity of 11.0 years, and contracted revenue as of December 31, 2018, net of address commission, of $648.2 million (based on the earliest possible redelivery date) and $791.1 million (based on the latest possible redelivery dates and including all options). The combined fleet had a charter-attached broker valuation of $1.33 billion as of December 31, 2018.
- On November 9, 2018, announced that Poseidon Containers had agreed five-year charters with CMA CGM for four of its 6,927 TEU containerships, Mary, Kristina, Katherine and Alexandra.  On December 10, 2018, announced two further five-year charters with CMA CGM for the 2015-built, 6,882 TEU containerships UASC Bubiyan and UASC Yas. The new charter for Mary commenced in October 2018, and the remaining five new charters will commence upon expiry of their existing charters during the first half of 2019.  The charters, which are each at gross rate of $25,910 per day and which add up to $279.4 million of contracted revenue, net of address commission, and are expected to deliver over $200.0 million of EBITDA over the term of the charters.

- On December 11, 2018, announced that the Annual Mandatory Offer to purchase up to $20.0 million aggregate principal amount of the outstanding 9.875% First Priority Secured Notes due 2022 (the “Notes”),  was fully subscribed. Accordingly, $20.0 million of Notes were purchased on December 12, 2018 at a purchase price of 102%, for an aggregate purchase price, inclusive of accrued and unpaid interest, of approximately $20.5 million.
 - On December 20, 2018, announced that the requisite consents had been received from holders of the Notes to approve certain amendments to the indenture governing the Notes.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “2018 was a transformative year for Global Ship Lease, as we repositioned the Company, attained a significantly greater earnings potential, dramatically increased our NAV per share, and created an integrated, industry-leading management platform to unlock shareholder value.  Through a highly complementary merger, combining the downside protection of strong contract cover with the upside potential of exposure to recovering market fundamentals in our fleet segments, we have redefined the Company across all major metrics: more than doubling the size of the fleet, establishing a leverage profile that compares favorably with the peer group, extending the fleet’s average remaining contract duration, increasing the contracted revenue backlog, and adding vessels that are on average younger, larger, and better specified.  We are in a strong position to fully capitalize on GSL’s enhanced capabilities by pursuing our strategic priorities of realizing our fleet’s expanded upside potential through longer-term charters at attractive rates, improving our capital structure and cost of debt, and growing our fleet of modern, mid-sized and smaller containerships in an accretive manner.”
Ian Webber, Chief Executive Officer of Global Ship Lease,  commented, “The integration process for our combined company, with $1.3 billion in assets post-merger, is proceeding well, and we are delighted to have completed this transaction for the benefit of all shareholders. With the signing of six highly attractive five-year charters during the fourth quarter and the opportunistic refinancing of Poseidon Containers’ debt, our shareholders are already benefitting from an NAV uplift of over $145 million since the transaction was announced. Moving forward, we remain confident that the supply/demand fundamentals for mid-sized and smaller containerships are supportive, after years of limited new vessel orders and favorable demand growth across the most relevant tradelanes. These positive fundamentals, combined with the significantly enhanced operational and financial profile of the new Global Ship Lease, position us to move confidently forward as a leading provider of mid-sized and smaller containerships.”
SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)
	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

Operating Revenues (3)	50,021	37,927	157,097	159,278
Operating (Loss)	(56,205)	(72,178)	(10,261)	(15,353)
Net (Loss) (1)	(72,503)	(99,824)	(60,426)	(77,328)
Adjusted EBITDA (2)	26,577	24,841	97,241	110,303
Normalized Net Income (1)(2)	1,698	2,190	13,775	25,206

The results for the three months and year ended December 31, 2018 include the results of the Poseidon Containers containerships acquired on November 15, 2018 (the “Poseidon Containers Fleet”). (1) Net loss and Normalized net income available to common shareholders.
(2) Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance.  For reconciliations of such non-GAAP financial measures to net loss, the most directly comparable US GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.
(3) Operating Revenues are net of address commissions. Brokerage commissions are included in Time charter and voyage expenses.
Following the Poseidon Transaction, minor reclassifications of expenses and balance sheet items have taken place.
Operating Revenues and Utilization
The Company’s fleet generated operating revenues from fixed-rate time charters of $50.0 million in the three months ended December 31, 2018, an increase of $12.1 million compared to $37.9 million for the comparative period in 2017, with the increase principally due to the addition of the Poseidon Containers Fleet on November 15, 2018, partially offset by reduced revenue from GSL Ningbo and OOCL Qingdao as the charters for these vessels renewed at lower rates. There were 2,656 ownership days in the quarter, an increase of 60% compared to 1,656 days in the comparable period in 2017, which was primarily due to the addition of the Poseidon Containers Fleet and GSL Valerie in June 2018. In the fourth quarter 2018, there was no planned offhire from regulatory drydocking, seven days of unplanned offhire and 30 days of idle time for one vessel between charters, giving an overall utilization of 98.6%.  There were a total of 10 days of unplanned offhire in the fourth quarter 2017, giving an overall utilization of 99.4%.
For the year ended December 31, 2018, operating revenues were $157.1 million, a decrease of $2.2 million, or 1.4%, compared to $159.3 million in the prior year, notwithstanding the addition of the Poseidon Containers Fleet on November 15, 2018 and GSL Valerie, mainly for reduced revenue from GSL Ningbo and OOCL Qingdao as the charters for these vessels renewed at lower rates.
The table below shows our fleet utilization for the three months and years ended December 31, 2018 and 2017 and for the years ended December 31, 2016, 2015 and 2014.

	Three months ended		Year ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2018	2017	2018	2017	2016	2015	2014

Ownership days	2,656	1,656	7,675	6,570	6,588	6,893	6,270
Planned offhire - scheduled drydock	0	0	(34)	(62)	(100)	(9)	(48)
Unplanned offhire	(7)	(10)	(17)	(40)	(3)	(7)	(12)
Idle time	(30)	0	(47)	0	0	(13)	(64)
Operating days	2,619	1,646	7.577	6,468	6,485	6,864	6,146

Utilization	98.6%	99.4%	98.7%	98.4%	98.4%	99.6%	98.0%

There were two regulatory drydockings in 2018 and four in 2017.  Two regulatory drydockings are due in 2019.
Vessel Operating Expenses
Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and management fees, were $18.1 million for the three months ended December 31, 2018, compared to $11.4 million in the prior year period.  The increase was due to 1,000 (up 60%) additional ownership days as a result of our acquisition of the Poseidon Containers Fleet and the addition of GSL Valerie in June 2018.  The average cost per ownership day in the quarter was $6,818, compared to $6,859 for the prior year period, down $41 per day.
For the year ended December 31, 2018, vessel operating expenses were $49.3 million, or an average of $6,420 per day, compared to $42.7 million in the prior year or $6,499 per day, representing a reduction of $79 per day or 1.2%.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to third party ship brokers, the cost of bunker fuel for owner’s account when a vessel is off-hire or idle and miscellaneous costs associated with a vessel’s voyage.  Time charter and voyage expenses were $1.0 million for the three months ended December 31, 2018, compared to $0.3 million in the comparative period in 2017.  The increase was mainly due to the addition of the Poseidon Containers Fleet, all of which incur such commission, compared to our legacy vessels, where commission has been paid only for those which have completed their initial charters to CMA CGM or OOCL and which have been employed on a new charter obtained with the assistance of a broker.
Time charter and voyage costs were $1.6 million for the year ended December 31, 2018, compared to $1.0 million in the prior year; the increase was mainly due to the brokerage commission of the Poseidon Containers Fleet.
Depreciation and amortization

Depreciation and amortization for the three months ended December 31, 2018 was $10.8 million, compared to $9.4 million in the comparative period in 2017; the increase was mainly due to the addition of the Poseidon Containers Fleet offset by a reduction due to the effect of lower book values for a number of vessels following impairment charge taken in 2017.

Depreciation and amortization for the year ended December 31, 2018 was $35.5 million, compared to $38.0 million in the prior year with the overall reduction being for the reasons noted above.

Impairment

The Company’s accounting policies require that tangible fixed assets, such as vessels, are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Charter rates in the spot market and asset values improved through the first half of 2018 but softened towards the end of the year.  While overall market developments are encouraging, taking into account the seasonal as well as cyclical nature of the container shipping industry, we determined that it would nonetheless be appropriate under US GAAP to review our legacy vessels for impairment as at December 31, 2018. There were no indications of impairment on any of the Poseidon Containers Fleet as they are recorded at less than fair value, as a result of the accounting for the Poseidon Transaction.  The review gave rise to a non-cash charge in the fourth quarter of 2018 of $71.8 million, as the sum of the expected undiscounted future cash flows from three vessels over their estimated remaining useful lives was less than the carrying amounts.  The impairment charge was equal to the amount by which the vessels’ carrying amounts exceed their fair values.  Fair value was assessed, on a vessel by vessel basis, at third party broker assessed charter attached valuations.

At December 31, 2017, our impairment review resulted in a non-cash charge in the fourth quarter of 2017 of $87.6 million, as the sum of the expected undiscounted future cash flows from five vessels over their estimated remaining useful lives was less than the carrying amounts.  The impairment charge was equal to the amount by which the assets’ carrying amounts exceed their fair values.  Fair value was assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate.

General and Administrative Expenses

General and administrative expenses were $4.6 million in the three months ended December 31, 2018, compared to $1.5 million in the same period in 2017. The increase was mainly due to retention and severance costs of $2.0 million and other costs associated with the Poseidon Transaction.

For the year ended December 31, 2018, general and administrative expenses were $9.2 million, compared to $5.4 million for 2017, the increase being for the reason noted above.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $26.6 million for the three months ended December 31, 2018,  an increase  from $24.8 million for the three months ended December 31, 2017, mainly as a result of the addition of the Poseidon Containers Fleet.

Adjusted EBITDA for the year ended December 31, 2018 was $97.2 million, compared to $110.3 million for 2017 with the reduction mainly as a result of lower revenue on our legacy vessels, which was partially offset by the addition of the Poseidon Containers Fleet.

Interest Expense

Debt at December 31, 2018 totaled $889.3 million, comprising $340.0 million of indebtedness on our Notes and $34.8 million of indebtedness under a secured term loan, both collateralized by 18 our legacy vessels, $506.3 million bank debt collateralized by the Poseidon Containers Fleet and $8.2 million drawn under our growth facility and secured by one vessel.

Debt at December 31, 2017 totaled $414.8 million, comprised $360.0 million outstanding on our Notes and $54.8 million under a secured term loan, both of which were closed in October 2017 as part of a re-financing.  The net proceeds, together with cash on hand, were used to refinance our previous 10.000% notes due 2019 (“2019 Notes”).  In addition, all outstanding borrowings under both the previous revolving credit facility and the previous secured term loan were repaid and terminated.

Interest expense for the three months ended December 31, 2018, including on the debt assumed as part of the Poseidon Transaction on November 15, 2018, was $16.2 million, a decrease of $10.8 million on the interest expense for the three months ended December 31, 2017 of $27.0 million.  Interest expense in the comparative period included charges associated with the refinancing of our 2019 Notes and other debt, which was completed in October 2017, and which resulted in a premium paid on the redemption of the 2019 Notes of $8.7 million, the write off of the remaining balance of original issue discount associated with the 2019 Notes of $1.4 million and the write off of the remaining balance of deferred financing charges of $4.3 million associated with debt repaid.

For the year ended December 31, 2018, interest expense was $48.7 million, a decrease of $10.7 million on interest expense of $59.4 million for the year ended December 31, 2017.  The reduction was mainly due to the reasons noted above.

Interest income for the three months ended December 31, 2018 was $0.4 million, an increase of $0.2 million compared to the same period in 2017. The increase was mainly due to higher average cash balances and increased interest rates.  Interest income for the year ended December 31, 2018 was $1.4 million, compared to $0.5 million in 2017.

Other income, net

Other income, net is mainly comprised of gains in bunkers following deliveries and redeliveries of vessels from charterers and passenger income.  Other income, net was $0.2 million in the three months ended December 31, 2018, compared to $1,000 in the prior year period; the increase was mainly due to the addition of the Poseidon Containers Fleet.

For the year ended December 31, 2018, other income, net was $0.2 million, compared to $51,000 for 2017.
Taxation
Taxation for the three months ended December 31, 2018 was a credit of $4,000 compared to a charge of $9,000 in the fourth quarter of 2017.

Taxation for the year ended December 31, 2018 was a charge of $55,000, compared to $40,000 for 2017.

Earnings Allocated to Preferred Shares
The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended December 31, 2018 was $0.8 million, the same as in the comparative period.
The cost in the year ended December 31, 2018 was $3.1 million, the same as in the comparative period.
Net (Loss) Available to Common Shareholders and Normalized Net Income

Net loss for the three months ended December 31, 2018 was $72.5 million after the non-cash impairment charge of $71.8 million.  For the three months ended December 31, 2017, net loss was $99.8 million, after the costs and charges totaling $14.4 million associated with the debt refinancing completed in October 2017 and the non-cash impairment charge of $87.6 million.

Normalized net income for the three months ended December 31, 2018 was $1.7 million, adjusting for the non-cash impairment charge and costs associated with the Poseidon Transaction, compared to $2.2 million in the comparative period in 2017, adjusting mainly for the non-cash impairment charge and charges associated with the refinancing.

Net loss was $60.4 million for the year ended December 31, 2018 after the $71.8 million non-cash impairment charge.  Net loss was $77.3 million for the year ended December 31, 2017 after the costs and charges totaling $14.4 million associated with the refinancing completed in October 2017 and the non-cash impairment charge of $87.6 million.

Normalized net income for the year ended December 31, 2018 was $13.8 million compared to $25.2 million for the prior year.

Fleet

The following table provides information about our on-the-water fleet of 38 vessels as at December 31, 2018.
Vessel Name	TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q19	2Q19	40,000
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20	39,200
GSL Tianjin	8.063(12)	34,243	2005	CMA CGM	2Q19	3Q19	11,900(2)
OOCL Qingdao	8,063(12)	34,305	2004	OOCL	1Q19	2Q19	14,000
GSL Ningbo	8,063(12)	34,243	2004	Maersk	2Q19	4Q20	12,100(3)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina (1)	6,927	23,424	2013	Wan Hai	2Q19	3Q19(4)	19,500(4)
Katherine(1)	6,927	23,424	2013	MSC	1Q19	1Q19(4)	13,500(4)
Alexandra(1)	6,927	23,424	2013	ONE	1Q19	2Q19(4)	20,750(4)
UASC Bubiyan(1)	6,882	23,919	2015	Hapag-Lloyd	1Q19	2Q19(4)	20,000(4)
UASC Yas(1)(11)	6,882	23,864	2015	Hapag-Lloyd	1Q19	2Q19(4)	20,000(4)
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19	4Q19(5)	12,500(5)
Tasman	5,936	25,010	2000	ZIM	1Q19	3Q19(6)	16,350(6)
Dimitris Y	5,936	25,010	2000	ZIM	2Q19	3Q19	16,750
Ian H	5,936	25,128	2000	ZIM	2Q19	3Q19	17,000
Dolphin II	5,095	20,596	2007	HMM	2Q19	4Q19(7)	7,700(7)
Orca I	5,095	20,696	2006	ZIM	2Q19	3Q19	11,750
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	CMA CGM	2Q19	3Q19	9,000
Athena	2,762	13,538	2003	MSC	1Q19	2Q19	9,000
Maira	2,506	11,453	2000	MSC	1Q19	1Q19(8)	9,000(8)
Nikolas	2,506	11,370	2000	MSC	1Q19	2Q19	9,000
New Yorker	2,506	11,463	2001	MSC	1Q19	2Q19	9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19	1Q20	15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19	1Q20	15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19	1Q20	15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19	1Q20	15,300
GSL Keta	2,207	11,731	2003	ANL	2Q19	3Q19	8,450
GSL Julie	2,207	11,731	2002	CMA CGM	1Q19	1Q19(9)	7,800(9)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19	1Q21(10)	9,800(10)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19	1Q21(10)	9,800(10)

(1)	Modern design, high reefer capacity, fuel efficient vessels.
(2)	Rate increased to $13,000 per day from January 26, 2019.
(3)	Rate increases to $12,400 per day from April 21, 2019 and to $18,000 per day from September 21, 2019.
(4)	Thereafter, five years to CMA CGM at $25,910 per day.
(5)	Thereafter, option for four years at $20,000 per day, callable by us.
(6)	Extended after December 31, 2018 at $11,500 per day to July 17, 2019 plus or minus 30 days.
(7)	Rate increases to $11,500 per day from August 15, 2019.
(8)	Extended after December 31, 2018 at $8,500 per day to August 17, 2020 plus or minus 30 days.
(9)
Rate $7,800 per day and, agreed after December 31, 2018, $7,200 per day from March 16, 2019 to between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favour of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.

(10)	Option at $9,800 per day to December 31, 2020 plus or minus 90 days, callable by us.
(11)	To be renamed as M/V Olivia I effective March 19, 2019.
(12)	These vessels’ capacity is targeted to be upgraded to 8,600 TEU (subject class approval).

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended December 31, 2018 today, Tuesday March 5, 2019 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
(1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 5749817
Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Thursday, March 21, 2019 at (855) 859-2056 or (404) 537-3406. Enter the code 5749817 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.
Annual Report on Form 20-F

The Company’s Annual Report for 2017 is on file with the Securities and Exchange Commission.  A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com   Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.  On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 198,793 TEU and an average age, weighted by TEU capacity, of 11.0 years determined as at December 31, 2018.
The average remaining term of the charters at December 31, 2018 was 2.5 years on a TEU-weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net loss before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation, amortization of  drydocking costs and impairment.  Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.  Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles.  Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
	Three months ended Dec 31, 2018	Three months ended Dec 31, 2017	Year ended Dec 31, 2018	Year ended Dec 31, 2017
Net (loss) available to common shareholders	(72,503)	(99,824)	(60,426)	(77,328)

Adjust: Depreciation and amortization	10,752	9,394	35,455	37,981
Impairment	71,834	87,624	71,834	87,624
Interest income	(441)	(154)	(1,425)	(489)
Interest expense	16,174	27,027	48,686	59,413
Earnings allocated to preferred shares	765	765	3,062	3,062
Income taxes	(4)	9	55	40

Adjusted EBITDA	26,577	24,841	97,241	110,303

B. Normalized net income

Normalized net income represents net loss adjusted for the premium paid on redemption of notes, together with the related write-off of deferred financing charges and original issue discount, for impairment charges and the staff retention and severance costs associated with the Poseidon Transaction. Normalized net loss is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net loss for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.  Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)
	Three months ended Dec 31, 2018	Three months ended Dec 31, 2017	Year Ended Dec 31, 2018	Year ended Dec 31, 2017
Net (loss) available to common shareholders	(72,503)	(99,824)	(60,426)	(77,328)

Adjust: Impairment charges	71,834	87,624	71,834	87,624
Staff retention and severance costs associated with the Poseidon transaction	1,967	---	1,967	---
Premium paid on redemption of 2022 Notes	400	---	400	---
Premium paid on redemption of 2019 Notes	---	8,657	---	9,047
Accelerated write-off of deferred financing charges related to 2019 Notes	---	4,310	---	4,371
Accelerated write-off of original issue discount related to 2019 notes	---	1,423	---	1,492
Normalized net income	1,698	2,190	13,775	25,206

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other vessel employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
OPERATING REVENUES
Time charter revenue	16,667	7,078	30,890	35,334
Time charter revenue - related party	33,354	30,849	126,207	123,944
	50,021	37,927	157,097	159,278
OPERATING EXPENSES:
Vessel operating expenses	17,170	10,959	47,584	41,098
Vessel operating expenses - related parties	938	400	1,689	1,599
Time charter and voyage expenses	739	276	1,352	962
Time charter and voyage expenses - related party	222	—	222	—
Depreciation and amortization	10,752	9,394	35,455	37,981
Impairment of vessels	71,834	87,624	71,834	87,624
General and administrative expenses	4,571	1,452	9,221	5,367
Operating loss	(56,205)	(72,178)	(10,260)	(15,353)

NON OPERATING INCOME/(EXPENSE)
Interest income	441	154	1,425	489
Interest and other financial expenses	(16,174)	(27,027)	(48,686)	(59,413)
Other income, net	196	1	212	51
Total non operating expense	(15,537)	(26,872)	(47,049)	(58,873)
Loss before income taxes	(71,742)	(99,050)	(57,309)	(74,226)
Income taxes	4	(9)	(55)	(40)
Net Loss	(71,738)	(99,059)	(57,364)	(74,266)
Earnings allocated to Series B Preferred shares	(765)	(765)	(3,062)	(3,062)
Net Loss available to Common Shareholders	(72,503)	(99,824)	(60,426)	(77,328)
Earnings/(Loss) per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	60,907,958	47,976,722	52,115,118	47,975,889

Net Loss per Class A common share
Basic and diluted (including RSU’s without service conditions)	(0.64)	(2.08)	(0.93)	(1.61)

Weighted average number of Class B common shares outstanding
Basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956

Net Loss per Class B common share
Basic and diluted	nil	nil	nil	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	As of
	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	82,059	73,266
Restricted cash	2,186	—
Accounts receivable, net	1,927	72
Inventories	5,769	742
Prepaid expenses and other current assets	6,214	1,376
Due from related parties	817	1,932
Total current assets	98,972	77,388
NON-CURRENT ASSETS
Vessels in operation	1,112,766	586,520
Other fixed assets	5	10
Intangible assets - charter agreements	5,400	700
Intangible assets - other	—	7
Deferred charges, net	9,569	11,259
Other non-current assets	948	—
Restricted cash, net of current portion	5,827	—
Total non-current assets	1,134,515	598,496
TOTAL ASSETS	1,233,487	675,884
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9,586	1,486
Accrued liabilities	15,407	8,788
Current portion of long-term debt	64,088	40,000
Deferred revenue	3,118	2,178
Due to related parties	3,317	2,813
Total current liabilities	95,516	55,265
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	813,130	358,515
Intangible liability - charter agreements	8,470	10,482
Deferred tax liability	9	17
Total non-current liabilities	821,609	369,014
TOTAL LIABILITIES	917,125	424,279
Commitments and Contingencies	—	—
STOCKHOLDERS' EQUITY
Class A common stock-authorized 214,000,000 shares with a $0.01 par value 72,137,965 shares issued and outstanding (2017 – 47,609,734 shares)	721	476
Class B common stock-authorized 20,000,000 shares with a $0.01 par value 7,405,956 issued and outstanding (2017 – 7,405,956 shares)	74	74
Series B Preferred shares-authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2017 – 14,000 shares)	—	—
Series C Preferred shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2017 - nil)	3	—
Additional paid in capital	511,683	386,748
Accumulated deficit	(196,119)	(135,693)
Total stockholders' equity	316,362	251,605
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,233,487	675,884

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
Cash flows from operating activities:
Net loss	(71,738)	(99,059)	(57,364)	(74,266)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,752	9,394	35,455	37,981
Vessel impairment	71,834	87,624	71,834	87,624
Amortization of deferred financing costs	1,498	5,159	4,629	7,772
Amortization of original issue discount/premium on repurchase of notes	605	1,640	1,207	2,523
Amortization of intangible liability/assets-charter agreements	24	(451)	(1,305)	(1,807)
Share based compensation	(86)	272	50	272
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and other assets	7,361	1,464	5,019	(441)
Decrease (increase) in inventories	331	(113)	(2,250)	(188)
(Decrease) increase in accounts payable and other liabilities	(15,252)	5,465	(9,117)	(3,030)
(Increase) decrease in related parties' balances	(22)	465	(625)	1,138
Increase (decrease) in deferred revenue	972	(670)	214	238
Unrealized foreign exchange (gain) loss	(9)	(4)	(5)	2
Net cash provided by operating activities	6,270	11,186	47,742	57,818
Cash flows from investing activities:
Cash paid for vessels	—	—	(11,436)	—
Net proceeds from sale of vessels	14,504	—	14,504	—
Cash paid for vessel improvements	(89)	(155)	(239)	(255)
Cash paid for other assets	—	—	—	(8)
Cash paid for drydockings	(532)	—	(2,636)	(4,632)
Cash acquired in Poseidon Transaction, net of capitalized expenses	24,037	—	24,037	—
Net cash provided by/(used in) investing activities	37,920	(155)	24,230	(4,895)
Cash flows from financing activities:
Proceeds from issuance of secured notes	—	356,400	—	356,400
Repurchase of secured notes	(20,400)	(346,287)	(20,400)	(365,788)
Proceeds from drawdown of credit facilities	—	54,800	8,125	54,800
Repayment of credit facilities	(27,771)	(54,800)	(37,771)	(63,575)
Deferred financing costs paid	(246)	(12,675)	(2,058)	(12,675)
Series B Preferred Shares-dividends paid	(765)	(765)	(3,062)	(3,062)
Net cash used in financing activities	(49,182)	(3,327)	(55,166)	(33,900)
Net (decrease) increase in cash and cash equivalents and restricted cash	(4,992)	7,704	16,806	19,023
Cash and cash equivalents and restricted cash at beginning of the period	95,064	65,562	73,266	54,243
Cash and cash equivalents and restricted cash at end of the period	90,072	73,266	90,072	73,266

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2018

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		As of
	Note	December 31, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents		82,059	73,266
Restricted cash		2,186	—
Accounts receivable, net		1,927	72
Inventories		5,769	742
Prepaid expenses and other current assets		6,214	1,376
Due from related parties	6	817	1,932
Total current assets		98,972	77,388
NON - CURRENT ASSETS
Vessels in operation	4	1,112,766	586,520
Other fixed assets		5	10
Intangible assets - charter agreements		5,400	700
Intangible assets - other		—	7
Deferred charges, net		9,569	11,259
Other non - current assets		948	—
Restricted cash, net of current portion		5,827	—
Total non - current assets		1,134,515	598,496
TOTAL ASSETS		1,233,487	675,884
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		9,586	1,486
Accrued liabilities		15,407	8,788
Current portion of long - term debt	5	64,088	40,000
Deferred revenue		3,118	2,178
Due to related parties	6	3,317	2,813
Total current liabilities		95,516	55,265
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	5	813,130	358,515
Intangible liability - charter agreements		8,470	10,482
Deferred tax liability		9	17
Total non-current liabilities		821,609	369,014
Total liabilities		917,125	424,279
Commitments and Contingencies		—	—
STOCKHOLDERS' EQUITY
Class A common stock - authorized 214,000,000 shares with a $0.01 par value 72,137,965 shares issued and outstanding (2017 – 47,609,734 shares)	8	721	476
Class B common stock - authorized 20,000,000 shares with a $0.01 par value 7,405,956 issued and outstanding (2017 – 7,405,956 shares)	8	74	74
Series B Preferred shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2017 – 14,000 shares)	8	—	—
Series C Preferred shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2017 - nil)	8	3	—
Additional paid in capital		511,683	386,748
Accumulated deficit		(196,119)	(135,693
Total stockholders' equity		316,362	251,605
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		1,233,487	675,884

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,		Year ended December 31,
	Note	2018	2017	2018	2017
OPERATING REVENUES
Time charter revenue		16,667	7,078	30,890	35,334
Time charter revenue - related party	6	33,354	30,849	126,207	123,944
		50,021	37,927	157,097	159,278
OPERATING EXPENSES:
Vessel operating expenses		17,170	10,959	47,584	41,098
Vessel operating expenses - related parties	6	938	400	1,689	1,599
Time charter and voyage expenses		739	276	1,352	962
Time charter and voyage expenses - related party	6	222	—	222	—
Depreciation and amortization		10,752	9,394	35,455	37,981
Impairment of vessels	4	71,834	87,624	71,834	87,624
General and administrative expenses		4,571	1,452	9,221	5,367
Operating Loss		(56,205)	(72,178)	(10,260)	(15,353)

NON OPERATING INCOME/(EXPENSE)
Interest income		441	154	1,425	489
Interest and other financial expenses		(16,174)	(27,027)	(48,686)	(59,413)
Other income, net		196	1	212	51
Total non operating expense		(15,537)	(26,872)	(47,049)	(58,873)
Loss before income taxes		(71,742)	(99,050)	(57,309)	(74,226)
Income taxes		4	(9)	(55)	(40)
Net Loss		(71,738)	(99,059)	(57,364)	(74,266)
Earnings allocated to Series B Preferred shares		(765)	(765)	(3,062)	(3,062)
Net Loss available to Common Shareholders		(72,503)	(99,824)	(60,426)	(77,328)
Earnings/(loss) per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	10	60,907,958	47,976,722	52,115,118	47,975,889

Net Loss per Class A common share
Basic and diluted (including RSU’s without service conditions)	10	(0.64)	(2.08)	(0.93)	(1.61)

Weighted average number of Class B common shares outstanding
Basic and diluted	10	7,405,956	7,405,956	7,405,956	7,405,956

Net Loss per Class B common share
Basic and diluted		nil	nil	nil	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
	Note	2018	2017	2018	2017
Cash flows from operating activities:
Net loss		(71,738)	(99,059)	(57,364)	(74,266)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		10,752	9,394	35,455	37,981
Vessel impairment	4	71,834	87,624	71,834	87,624
Amortization of deferred financing costs		1,498	5,159	4,629	7,772
Amortization of original issue discount / premium on repurchase of notes		605	1,640	1,207	2,523
Amortization of intangible asset/liability - charter agreements		24	(451)	(1,305)	(1,807)
Share based compensation		(86)	272	50	272
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable and other assets		7,361	1,464	5,019	(441)
Decrease (increase) in inventories		331	(113)	(2,250)	(188)
(Decrease) increase in accounts payable and other liabilities		(15,252)	5,465	(9,117)	(3,030)
(Increase) decrease in related parties' balances		(22)	465	(625)	1,138
Increase (decrease) in deferred revenue		972	(670)	214	238
Unrealized foreign exchange (gain) loss		(9)	(4)	(5)	2
Net cash provided by operating activities		6,270	11,186	47,742	57,818
Cash flows from investing activities:
Acquisition of vessels		—	—	(11,436)	—
Net proceeds from sale of vessels		14,504	—	14,504	—
Cash paid for vessel improvements		(89)	(155)	(239)	(255)
Cash paid for other assets		—	—	—	(8)
Cash paid for drydockings		(532)	—	(2,636)	(4,632)
Cash acquired in Poseidon Transaction, net of capitalized expenses		24,037	—	24,037	—
Net cash provided by/(used in) investing activities		37,920	(155)	24,230	(4,895)
Cash flows from financing activities:
Proceeds from issuance of secured notes		—	356,400	—	356,400
Repurchase of secured notes	5	(20,400)	(346,287)	(20,400)	(365,788)
Proceeds from drawdown of credit facilities		—	54,800	8,125	54,800
Repayment of credit facilities	5	(27,771)	(54,800)	(37,771)	(63,575)
Deferred financing costs paid		(246)	(12,675)	(2,058)	(12,675)
Series B Preferred Shares-dividends paid		(765)	(765)	(3,062)	(3,062)
Net cash used in financing activities		(49,182)	(3,327)	(55,166)	(33,900)
Net (decrease) increase in cash and cash equivalents and restricted cash		(4,992)	7,704	16,806	19,023
Cash and cash equivalents and restricted cash at beginning of the period		95,064	65,562	73,266	54,243
Cash and cash equivalents and restricted cash at end of the period		90,072	73,266	90,072	73,266
Supplementary Cash Flow Information:
Cash paid for interest		18,931	5,161	42,390	43,152
Cash paid for income taxes		26	10	84	46
Non-cash investing activities:
Unpaid capitalized expenses*		(826)	—	(826)	—
Working capital acquired		(11,331)	—	(11,331)	—
Vessels and other intangibles acquired		622,925	—	622,925	—
Debt acquired		(509,673)	—	(509,673)	—
Non-cash financing activities:					—
Issuance of Class A common shares		(23,564)	—	(23,564)	—
Issuance of Series C preferred shares		(101,569)	—	(101,569)	—

* Unpaid fees related to the Poseidon Transaction (see note 1)
See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Stock	Series B Preferred Shares	Series C Preferred Shares	Additional paid in capital	Accumulated Deficit	Total Stockholders' Equity

Balance at January 1, 2017	54,981,565	14,000	—	$550	$ —	$ —	$386,708	$ (58,365)	$328,893

Restricted Stock Units (Note 9)	—	—	—	—	—	—	40	—	40
Class A common shares issued (Note 8)	34,125	—	—	—	—	—	—	—	—
Net Loss for the year	—	—	—	—	—	—	—	(74,266)	(74,266)
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2017	55,015,690	14,000	—	$550	$ —	$ —	$386,748	$(135,693)	$ 251,605

Restricted Stock Units (Note 9)	—	—	—	—	—	—	50	—	50
Class A common shares issued (Note 8)	24,528,231	—	—	245	—	—	23,319	—	23,564
Series C Preferred shares issued (Note 8)	—	—	250,000	—	—	3	101,566	—	101,569
Net Loss for the year	—	—	—	—	—	—	—	(57,364)	(57,364)
Series B Preferred Shares dividend (Note 8)	—	—	—	—	—	—	—	(3,062)	(3,062)
Balance at December 31, 2018	79,543,921	14,000	250,000	$795	$ —	$3	$511,683	$(196,119)	$ 316,362

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1. Description of Business
On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Under the merger agreement, Marathon, a U.S. corporation, first merged with its wholly owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM S.A. (“CMA CGM”), then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008, (the “Marathon Merger”).
On November 15, 2018, the Company completed the acquisition of 20 containerships, one of which was contracted to be sold which sale was completed in December 2018, from Poseidon Containers Holdings LLC and K&T Marine LLC (together, “Poseidon Containers”) in a stock-for-stock transaction (the “Poseidon Transaction”). References herein to “GSL Fleet” are to the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction, and references to “Poseidon Fleet” are to the 19 vessels that were acquired by the Company from Poseidon Containers upon consummation of the Poseidon Transaction, excluding one additional vessel acquired but held for sale.
The Company’s business is to own and charter out containerships to leading liner companies.  As of December 31, 2018, the Company owned 38 vessels with average age weighted by TEU capacity of 11.0 years. The following table provides information about the vessels:

Company Name(1)	Fleet (2)	Country of Incorporation	Vessel Name	Capacity in TEUs (4)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 3 Limited	GSL	Cyprus	CMA CGM Matisse	2,262	1999	3Q19
Global Ship Lease 4 Limited	GSL	Cyprus	CMA CGM Utrillo	2,262	1999	3Q19
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	2Q19
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie	2,207	2002	1Q19
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q19
Global Ship Lease 8 Limited	GSL	Cyprus	Marie Delmas	2,207	2002	4Q19
Global Ship Lease 9 Limited	GSL	Cyprus	CMA CGM La Tour	2,272	2001	3Q19
Global Ship Lease 10 Limited	GSL	Cyprus	CMA CGM Manet	2,272	2001	3Q19
Global Ship Lease 12 Limited	GSL	Cyprus	CMA CGM Château d’If	5,089	2007	4Q20
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa	11,040	2008	4Q25
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 15 Limited	GSL	Cyprus	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 20 Limited(6)	GSL	Hong Kong	GSL Tianjin	8,063	2005	2Q19
Global Ship Lease 21 Limited(6)	GSL	Hong Kong	OOCL Qingdao	8,063	2004	1Q19
Global Ship Lease 22 Limited(6)	GSL	Hong Kong	GSL Ningbo	8,063	2004	2Q19
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	2Q19
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20

Global Ship Lease, Inc.

Notes to the Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

1. Description of Business (continued)

Company Name(1)	Fleet (3)	Country of Incorporation	Vessel Name	Capacity in TEUs (4)	Year Built	Earliest Charter Expiry Date
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	1Q19
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q19
Athena Marine LLC	Poseidon	Marshall Islands	New Yorker	2,506	2001	1Q19
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	2Q19
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q19
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q19
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	3Q19
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q19
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q19
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q19
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q19
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	2Q19
Phillipos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q19
Aristoteles Marine LLC	Poseidon	Marshall Islands	UASC Bubiyan	6,882	2015	1Q19
Menelaos Marine LLC(5)	Poseidon	Marshall Islands	UASC Yas	6,882	2015	1Q19
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q19
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20

(1) All subsidiaries are 100% owned, either directly or indirectly. (2) The GSL Fleet comprises the 19 vessels wholly owned by the Company prior to completion of the Poseidon Transaction;
(3) The Poseidon Fleet comprises the 19 vessels wholly owned by Poseidon Containers as at the completion of the Poseidon Transaction, excluding one additional vessel held for sale;
(4) Twenty-foot Equivalent Units; (5) To be renamed M/V Olivia I, effective March 19, 2019;
(6) These vessels’ capacity is targeted to be upgraded to 8,600 TEU (subject class approval).

2. Basis of preparation

Counterparty risk
The significant proportion of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has experienced a sustained cyclical downturn. Many container shipping companies have reported financial losses.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3. Summary of Significant Accounting Policies and Disclosures
The accompanying consolidated financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).
Certain comparative figures have been reclassified to conform to changes in presentation in the current year.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under US GAAP for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2017, filed with the Securities and Exchange Commission on March 29, 2018, in the Company’s Annual Report on Form 20-F.

Adoption of new accounting standards

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring the Company to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied. The adoption of this standard did not have any effect on the retained earnings or on the financial results for year ended December 31, 2018 of the Company since all the Company’s vessels generated revenues from time charter agreements. The Company expects the impact of the adoption of the new standard to be immaterial to its net income on an ongoing basis.

On January 1, 2018, the Company adopted ASU 2016-18, “Restricted Cash” (“ASU 2016-18”), which updated ASC Topic 230, “Statement of Cash Flows.” ASU 2016-18 required companies to include restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements. The reclassification of restricted cash in the statement of cash flows does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or balance sheet. There was no effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows as the Company did not have restricted cash for the year ended December 31, 2017.

Vessel acquisitions
The vessels acquired on November 15, 2018, described in note 1, were recorded at their fair value, being independent broker assessed charter attached or charter free valuations as applicable, less negative goodwill arising as a result of the accounting for the Poseidon Transaction, allocated pro-rata at that date. The following table summarizes the accounting for the Poseidon Transaction, including the fair value of the stock-based consideration given:

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)
3. Summary of Significant Accounting Policies and Disclosures (continued)

Vessel acquisitions (continued)

Assets and Liabilities Acquired	Amount
Vessels fair value as of November 15, 2018	$761,248
Negative goodwill allocated pro - rata to the vessels acquired	(143,726)
Vessels fair value recognized as of November 15, 2018 (see note 4)	617,522
Cash and cash equivalents	35,044
Fair value of time charter contracts attached, net of pro - rata allocation of negative goodwill	5,404
Debt assumed	(509,673)
Working capital (excluding cash and cash equivalents)	(11,331)
Total	$136,966

Fair Value of Consideration Given	Amount
Share price as of November 15, 2018	$0.98

Fair value of stock-based consideration	$125,133
Capitalized transaction expenses	11,833
Total consideration	$136,966

Vessels in operation
Vessels acquired up to the date of the Marathon Merger on August 14, 2008, described in note 1, were initially recorded at their acquisition cost, less an amount allocated to drydocking component, less accumulated depreciation.

In connection with the Marathon Merger, the Company recognized an intangible asset in respect of the five vessels yet to be purchased as at the date of the merger, arising from the comparison of the acquisition prices in the asset purchase agreement between the Company as buyer and CMA CGM as seller and the estimated fair values at the merger date of these vessels yet to be purchased. This intangible asset was transferred to the cost of the appropriate vessel on delivery. Vessels acquired after the Marathon Merger, other than the Poseidon Fleet, are stated at acquisition cost, consisting of the contract price and expenses incurred in connection with the acquisition, less accumulated depreciation.
The vessels comprising the Poseidon Fleet acquired on November 15, 2018, described in note 1, are recorded at their fair value, being independent broker assessed charter attached of charter free valuations as applicable, less negative goodwill, arising as a result of the accounting for the Poseidon Transaction, allocated pro-rata at that date.
Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the years ended December 31, 2018 or 2017. Other borrowing costs are expensed as incurred. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.

Impairment of Long-lived assets

Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the asset group over its estimated remaining useful life is less than its carrying amount and is recorded equal to the amount by which the asset group’s carrying amount exceeds its fair value, including any applicable charter, as determined by third party reputable brokers.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3. Summary of Significant Accounting Policies and Disclosures (continued)

Impairment of Long-lived assets (continued)

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

Recent accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606. In March 2018, the FASB tentatively approved a proposed amendment to ASU 842, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to retained earnings on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. As adopted by the Accounting Standards Update No. 2018-11 in July 2018, this practical expedient will allow lessors to elect and account for the combined component based on its predominant characteristic.
ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. In July 2018, the FASB issued Accounting Standards Update No. 2018-10, “Codification Improvements to Topic 842, Leases” and in December 2018 the Accounting Standards Update No. 2018-20 “Narrow-scope improvements for lessors”, which further improve and clarify ASU 2016-02. The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of all practical expedients. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its consolidated financial statements since the Company is primarily a lessor and the changes are minor.
The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases where it is the lessee and the lease term is greater than 12 months that would be impacted by the adoption of this standard.
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its consolidated financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation

	Vessel Cost	Accumulated	Net Book
		Depreciation	Value
As of January 1, 2017	$1,074,741	$(367,413)	$707,328

Additions	—	310	310
Depreciation	—	(33,494)	(33,494)
Impairment loss	—	(87,624)	(87,624)

As of December 31, 2017	$1,074,741	$(488,221)	$586,520

Additions	11,675	—	11,675
Acquisitions through the Poseidon Transaction	617,522	—	617,522
Depreciation	—	(31,117)	(31,117)
Impairment loss	—	(71,834)	(71,834)

As of December 31, 2018	$1,703,938	$(591,172)	$1,112,766

On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie, for a total cost of $11,436.

 On November 15, 2018, the Company completed the acquisition of 20 containerships, one of which was contracted to be sold which sale was completed in December 2018, from Poseidon Containers Holdings LLC and K&T Marine LLC (together, “Poseidon Containers”) in a stock - for - stock transaction (the “Poseidon Transaction”).The Poseidon vessels were recorded at their fair value, being charter attached or charter free values, as applicable as, determined by independent ship brokers, less negative goodwill arising as a result of the accounting for the Poseidon Transaction, allocated pro-rata at that date. The vessel contracted to be sold at the date of the transaction was classified as an asset held-for-sale and was held at a fair value which equalled the agreed sale price. As a result, no gain or loss has been recognized to the Company’s Consolidated Statements of Income.

Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2018, for the 19 pre-existing vessels in the GSL Fleet. The impairment review resulted in an impairment charge on three vessels, totalling $71,834, being recognized in the three months ended December 31, 2018.

No impairment test was performed for the vessels comprising the Poseidon Fleet as at December 31, 2018, as no events or circumstances existed indicating that their carrying value may not be recoverable. The carrying value of the vessels at December 31, 2018, was significantly lower than their fair value, in part as a result of the allocation of negative goodwill arising from the accounting for the Poseidon Transaction.

The impairment review as at December 31, 2017 gave rise to an impairment charge of $87,624 on five vessels.

As of December 31, 2018, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Term Loan, and one vessel of the GSL Fleet was pledged as collateral under the Hayfin Loan Facility. Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over the 19 Poseidon vessels (see note 5).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt

Facilities	December 31, 2018	December 31, 2017
2022 Notes	360,000	360,000
Less repurchase of Notes	(20,000)	—
Less original issue discount	(3,600)	(3,600)
Accumulated amortization of original issue discount	941	133
2022 Notes (a)	337,341	356,533
Poseidon - DVB Bank (b)	51,063	—
Poseidon - Credit Agricole (c)	53,069	—
Poseidon - Blue Ocean (d)	23,830	—
Poseidon – ABN - AMRO Bank (e)	62,189	—
Poseidon - ATB (f)	17,100	—
Poseidon - Credit Agricole (g)	80,000	—
Poseidon-Blue Ocean (h)	38,500	—
Poseidon - Deutsche, CIT, Entrust Bank (i)	180,500	—
Citi Term Loan (j)	34,800	54,800
Hayfin Loan Facility (k)	8,125	—
Less: Deferred financing costs (n)	(9,299)	(12,818)
Total	877,218	398,515
Less: Current portion of 2022 Notes (a)	(20,000)	—
Less: Current portion of Poseidon - DVB Bank (b)	(2,231)	—
Less: Current portion of Poseidon - Credit Agricole (c)	(405)	—
Less: Current portion of Poseidon - ABN-AMRO Bank (e)	(129)	—
Less: Current portion of Poseidon - ATB (f)	(1,628)	—
Less: Current portion of Poseidon - Credit Agricole (g)	(6,000)	—
Less: Current portion of Poseidon - Deutsche, CIT, Entrust Bank (i)	(13,695)	—
Less: Current portion of Citi Term Loan (j)	(20,000)	(40,000)
Non-current portion of Long-Term Debt	813,130	358,515

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)
a)	9.875% First Priority Secured Notes due 2022
On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2018 the 2022 Notes were secured by first priority ship mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Super Senior Term Loan (“Citi Term Loan”) – see 5(j) below. The Citi Term Loan has minimum fixed amortization whereas as long as amounts are outstanding under that Term Loan amortization of the 2022 Notes is at the option of the noteholders.  In December 2018, the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 Notes, the Company will further offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Term Loan at par. Should the amount outstanding under the Citi Term Loan be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Citi Term Loan. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

As of December 31, 2018, the outstanding balance was $337,341, net of the outstanding balance of the original issue discount.

b)	$52.6 Million DVB Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, New Yorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.
The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B each amounting to $5,500 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,429 payable in December 31, 2020. Tranche C amounting to $5,800 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,734 payable in December 31, 2020. Tranche D of the remaining $35,800 is scheduled to be repaid in four consecutive quarterly instalments of $1,083 starting from March 31, 2020 and a balloon payment of $31,500 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
The facility bears interest at LIBOR plus a margin of 2.85% per annum.
As of December 31, 2018, the outstanding balance on this facility was $51,063.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)
c)	$55.6 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement is dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A amounting to $19,400 is scheduled to be repaid in four consecutive quarterly instalments of $350 starting from March 31, 2020 and a balloon payment of $18,000 payable in December 31, 2020. Tranche B amounting to $10,500 is scheduled to be repaid in four consecutive quarterly instalments of $200 starting from March 31, 2020 and a balloon payment of $9,700 payable in December 31, 2020. Tranche C amounting to $25,750 is scheduled to be repaid in four consecutive quarterly instalments of $850 starting from March 31, 2020 and a balloon payment of $22,350 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
This facility bears interest at LIBOR plus a margin of 2.75% per annum.
As of December 31, 2018, the outstanding balance on this facility was $53,069.

d)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three ( together, “Blue Ocean”). The agreement is dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive quarterly instalments of $650 starting from March 31, 2020 and a balloon payment of $21,900 payable in December 31, 2020.
This facility bears interest at LIBOR plus a margin of 4.0% per annum.
As of December 31, 2018, the outstanding balance on this facility was $23,830.

e)	$65.3 Million ABN AMRO Bank Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement is dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive instalments in the amount of $1,125 starting from March 31, 2020 plus a balloon instalment of $60,800 at the maturity date, December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.
As of December 31, 2018, the outstanding balance on this facility was $62,189.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)
f)	$17.1 Million Amsterdam Trade Bank N.V Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. (“ATB”). The agreement is dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche is scheduled to be repaid in four consecutive quarterly instalments of $110 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5,260 on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of December 31, 2018, the outstanding balance on this facility was $17,100.

g)	$80 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and UASC Yas on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement is dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020.
The Facility shall be repaid in seven equal quarterly instalments of $1,500 each, the first such instalment due three months from the utilization date, plus a final balloon of $69,500 payable together with the last 7th instalment.
This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.
As of December 31, 2018, the outstanding balance on this facility was $80,000.

h)	$38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and UASC Yas on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement is dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed payable quarterly in arrears.
As of December 31, 2018, the outstanding balance on this facility was $38,500.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)
i)	$180.5 Million Deutsche, CIT, Entrust Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Emtrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility comprised of three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $868, the first such instalment due three months from the utilization date, and a final instalment of $35,148. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $863, the first such instalment due three months from the utilization date, and a final instalment of $35,218. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $858, the first such instalment due three months from the utilization date, and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.
As of December 31, 2018, the outstanding balance on the Senior Facility was $141,900.
Junior Facility
The Junior Facility comprised of in three Tranches. Tranche A relates to Al Khor and is scheduled to be repaid in 14 instalments of $236, the first such instalment due three months from the utilization date, and a final instalment of $9,563. Tranche B relates to Anthea Y and is scheduled to be repaid in 14 instalments of $235, the first such instalment due three months from the utilization date, and a final instalment of $9,577. Tranche C relates to Maira XL and is scheduled to be repaid in 14 instalments of $233, the first such instalment due three months from the utilization date, and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.
As of December 31, 2018, the outstanding balance on the Junior Facility was $38,600.

j)	$54.8 Million Citibank Super Senior Term Loan
On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 Super Senior Term Loan with Citibank N.A. (the “Citi Term Loan”). The term loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is USD LIBOR plus a margin of 3.25% and is payable at least quarterly.

Amortization, which may be increased as described in note 5(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.

The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Term Loan. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

As of December 31, 2018, the outstanding balance on this facility was $34,800.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)
k)	$65 Million Hayfin Non-Revolving Secured Term Loan Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000 (the “Hayfin Loan Facility”). The Hayfin Loan Facility is to be borrowed in tranches and used in connection with the acquisition of vessels as specified in the Hayfin Loan Facility or as otherwise agreed with the Lenders. The Term Loan Facility, which is non-amortizing, is available for drawing until May 10, 2019 (the “Availability Period”) and has a final maturity date of July 16, 2022. The interest rate is USD LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum is due on the undrawn commitments until May 10, 2019.
Any debt drawn under the Term Loan Facility will be secured by first priority ship mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Term Loan Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged Vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie. Any future tranche cannot exceed 65% of the charter free market value of the vessel to be acquired.
The Company is required to have a minimum cash balance of $20,000, on a consolidated basis, on each test date, being March 31, June 30, September 30 and December 31 in each year. The Company is also required to hold, at all times, a cash balance of $500 per Facility Mortgaged Vessel and a reserve for dry docking costs of the Facility Mortgaged Vessels; these are both shown in the Balance Sheet as Restricted Cash.
As of December 31, 2018, the outstanding balance of this facility was $8,125.

l)	$14.35 Million DVB Argos Credit Facility
On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement on a $14,300 facility with DVB bank. This facility was fully repaid on December 19, 2018 following the sale of Argos.

m)	Repayment Schedule
Maturities of long-term debt for the years subsequent to December 31, 2018, are as follows:

Payment due by period ended	December 31,
2019	60,075
2020	333,528
2021	48,176
2022	408,897
2023	38,500
889,176

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

n)	Deferred Financing Costs

	December 31, 2018	December 31, 2017
Opening balance	$12,818	$7,100
Expenditure in the period	307	13,177
Amortization included within interest expense	(3,826)	(7,459)
Closing balance	$9,299	$12,818

Costs amounting to $307 were incurred in connection with the Hayfin Loan Facility for the acquisition of GSL Valerie. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred. In addition, fees amounting to $2,055 were incurred in connection with the above mentioned loan and the unamortised balance is presented within “Other non-current assets”.

o)	Debt covenants – securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.

As of December 31, 2018 and 2017, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that on December 31, 2018 and 2017, it was a significant shareholder of the Company, owning Class A and Class B common shares representing 15.55% and 44.4%, respectively, of voting rights in the Company. Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of drydocking. For the 19 vessels of Poseidon Fleet, the ship management agreements were effective at the date of the transaction, while for the GSL Fleet, the agreements will be effective upon the transfer of management of each vessel to Technomar.
At December 31, 2018, the Company outsourced day-to-day technical management of seven of its vessels in the GSL Fleet to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2017: $123, 2016: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement.
The management fees charged to the Company by Technomar and CMA Ships for the year ended December 31, 2018 amounted to $722 and $967, respectively (2017: CMA Ships - $1,599) and are shown in vessel operating expenses – related parties in the Consolidated Statements of Income.
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to two vessels during 2018.
The fees charged to the Company by Conchart for the year ended December 31, 2018 amounted to $222 and are disclosed within time charter and voyage costs – related parties in the Consolidated Statements of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any offhire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 38 vessels as at December 31, 2018 is as follows:

Amount
2019	206,682
2020	141,577
2021	104,775
2022	91,783
2023 and thereafter	103,418
Total minimum lease revenue, net of address commissions	648,235

8.	Share Capital
At December 31, 2018, the Company had two classes of common shares. The rights of holders of Class B common shares were identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares were subordinated to those of holders of Class A common shares. As a consequence of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common Stock on a one-for-one basis on January 2, 2019.
On completion of the Poseidon Transaction on November 15, 2018, the Company issued 24,528,231 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 310 votes and are convertible in certain circumstances to a total of 103,641,500 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares.
On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis.  At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 9). During each of the years ended December 31, 2017 and 2016, 34,125 Class A common shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016, respectively. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.
As a consequence of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 483,400 Class A common shares were issued.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9. Share-Based Compensation
In August 2015, the Company’s Board adopted the 2015 Equity Incentive Plan (the “2015 Plan”), which enabled management, consultants and Directors of the Company and its subsidiaries to receive options, stock appreciation rights, stock grants, stock units and dividend equivalents.
Under the 2015 Plan, restricted stock units were granted to four members of management on March 3, 2016 and were divided into two tranches. The first tranche (100,000 restricted stock units) would vest when the individual left employment, provided that this was after December 31, 2016 and was not for cause. The second tranche (100,000 restricted stock units) also vested after December 31, 2016 on the same terms, but, in addition, only if and when the stock price had been at or above $5.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2019.
Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (100,000 restricted stock units) would vest when the individual left employment, provided that this was after March 31, 2018 and was not for cause. The second tranche (100,000 restricted stock units) would also vests after March 31, 2018 on the same terms, but, in addition, only if and when the stock price had been at or above $3.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2020.
Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (100,000 restricted stock units) would vest when the individual leaves employment, provided that this was after March 31, 2019 and was not for cause. The second tranche (100,000 restricted stock units) would also vests after March 31, 2019 on the same terms, but, in addition, only if and when the stock price had been at or above $3.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2021.
No restricted stock units were granted during 2017.
As a consequence of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 483,400 Class A common shares were issued.
On February 4, 2019, the 2019 Omnibus Incentive Plan (the “2019 Plan”) was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.
The 2019 Plan is administered by the compensation committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 14,500,000. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 100,000 shares or $100,000. No awards have been made under the 2019 Plan.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9. Share-Based Compensation (continued)
Share based awards since January 1, 2016, are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2016	300,000	—	$3.25	n/a
Granted in March 3, 2016	200,000	—	1.18	n/a
Unvested as at December 31, 2016	500,000	—	$2,42	n/a
Granted in 2017	—	—	—	n/a
Unvested as at December 31, 2017	500,000	—	$2.42	n/a
Granted in January 8, 2018	200,000	—	1.16	n/a
Granted in March 1, 2018	200,000	—	1.13	n/a
Vested on November 15, 2018	(900,000)	—	n/a	0.99
Unvested as at December 31, 2018	—	—	$—	—

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the consolidated statement of income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
On November 15, 2018, as a consequence of the completion of the Poseidon Transaction, all 900,000 unvested restricted stock units vested and as a result, 483,400 Class A common shares were issued, with the balance being retained by the Company to fund individual’s personal tax liabilities under UK tax legislation, based on a fair value per share of $0.99.
During each of the years ended December 31, 2017 and 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined based on a notional value per share of $4.00 rather than market values.
During the year ended December 31, 2018, the company recognized a total of $50 (2017: $272, 2016: $283) in respect of stock based compensation.

10. Earnings/(Loss) per Share
Basic earnings/(loss) per common share is presented under the two-class method and is computed by dividing the earnings/(loss) available to common stockholders by the weighted average number of common shares outstanding for the period.
Under the two-class method, net income/(loss), if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income/(loss) for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.  The net loss allocated to Class A and Series C share was based on an as converted basis utilizing the two – class method.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10. Earnings/ (Loss) per Share (continued)
Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders and Series C preferred shareholders. Net loss should only be allocated to Class A common shareholders and Series C preferred shareholders.
At December 31, 2018, there were no unvested awards under any of the Company’s incentive plans.  As at December 31, 2017, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2018, only Class A and B common shares and Series C preferred shares were participating securities.

	Three month ended December 31,		Year endedDecember 31,
	2018	2017	2018	2017
Numerator:
Net loss attributable to common shareholders	(72,503)	(99,824)	(60,426)	(77,328)
Undistributed loss attributable to Series C participating preferred shares	33,717	—	12,110	—
Net loss available to common shareholders, basic and diluted	(38,786)	(99,824)	(48,316)	(77,328)

Net Loss available to:
Class A, basic and diluted	(38,786)	(99,824)	(48,316)	(77,328)
Class B, basic and diluted	—	—	—	—

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	60,907,958	47,576,722	52,115,118	47,575,889
Weighted average number of RSUs without service conditions	—	400,000	—	400,000
Common share and common share equivalents, basic and diluted	60,907,958	47,976,722	52,115,118	47,975,889

Class B Common shares
Basic weighted average number of common shares outstanding	7,405,956	7,405,956	7,405,956	7,405,956
Common shares, basic and diluted	7,405,956	7,405,956	7,405,956	7,405,956

Basic and diluted common loss per share:
Class A	(0.64)	(2.08)	(0.93)	(1.61)
Class B	—	—	—	—

Series C Preferred Shares - basic and diluted loss per share:
Undistributed loss attributable to Series C participating preferred shares	(33,717)	—	(12,110)	—
Basic and diluted weighted average number of Series C Preferred shares outstanding, as converted	52,947,293	—	13,061,670	—
Basic and diluted loss per share	(0.64)	—	(0.93)	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

11. Subsequent Events
On January 2, 2019, as a consequence of completing the Poseidon Transaction, all outstanding Class B common shares converted one-for-one to Class A common shares.
On February 4, 2019, the 2019 Omnibus Incentive Plan was adopted and the 2015 Plan and 2008 Plan were terminated (see note 9).
On February 28, 2019, a dividend of $0.546875 per Series B Preferred Share was announced for the first quarter 2019.